EXHIBIT 7

Voce Comments on CEO Change at Argo

Abrupt CEO Transition Does Not Allay Concerns about Broader Governance and Oversight Issues at Argo – Including Ongoing Investigation

Existing Board Cannot be Trusted to Choose Argo’s Leadership or its Strategic Direction

A Reconstituted Board, Including Shareholder Representation, is Urgently Needed at Argo to Ensure Shareholder Interests Are Finally Being Put First

SAN FRANCISCO--(BUSINESS WIRE)-- Voce Capital Management LLC (“Voce”), the beneficial owner of approximately 5.8% of the shares of Argo Group International Holdings, Ltd. (NYSE: ARGO) (“Argo” or the “Company”), today issued the following statement commenting on Argo’s recent CEO transition announcement:

“The abrupt ‘retirement’ of Argo’s CEO yesterday does not resolve our concerns about the Company’s operations, strategy and corporate governance; in fact, it raises more questions than it answers. As we stated in our October 14 press release following the initial news of the SEC probe, ‘[t]he disclosure that the Company is now under federal investigation vividly illustrates the need for immediate and sweeping changes at Argo. . . . [We] do not believe that a Board that allowed myriad corporate governance transgressions at Argo can be trusted to deliver the Company from the resulting crisis which now engulfs it. Needless to say, many crucial decisions lie ahead. It’s imperative that shareholders have full faith and confidence in the group of individuals making those determinations and that simply will not happen with the Board as currently constituted.’ (emphasis added)

This is even more true now than it was then, as these ‘crucial decisions’ are being made in real time and the stakes are higher given yesterday’s announcement. While the details are unclear (according to the 8-K Argo filed last night there is only a ‘term sheet’ but no actual separation agreement), Mr. Watson will be required to ‘reimburse the Company for certain of his personal expenses that were paid for by the Company,’ presumably the ones that were highlighted in our prior letters and targeted by the SEC subpoena.[1] In light of what appears to be this admission of misconduct, why did the Board choose to allow Mr. Watson to ‘retire,’ rather than terminate him outright? And why did the Board allow Mr. Watson to remain a ‘full-time, non-executive employee of the Company’ until the end of 2019, rather than just show him the door immediately? According to the 8-K, Mr. Watson will ‘fully vest in his unvested restricted stock’ – to the tune of $4.9 million – and receive cash severance of $2.5 million while continuing to collect base salary of nearly $200,000 over the next few weeks. Had he been terminated for cause, all of these amounts would have been forfeited. Was the Board trying to secure his willingness to fall on his sword in the investigations, given that the Board is also implicated in the inappropriate expenses and misuse of corporate assets that have been uncovered on its watch? The gratuitous $7.6 million windfall for ‘retiring’ under these clouded circumstances is unconscionable and appears designed to serve the interests of the Board rather than those of shareholders.

Second, we understand that the Board did not and will not consider external CEO candidates, and that Mr. Rehnberg’s designation as ‘interim’ CEO is only temporary. With no disrespect to Mr. Rehnberg, who appears to have run the US business successfully, why would the Board refuse to even consider external candidates, especially given the large number of highly-qualified property and casualty CEOs who are currently available as a result of all of the M&A activity in the industry? Why is the Board so afraid of outside perspective? Recall that the Board has also steadfastly refused to accept even a single independent Director nominated by shareholders rather than those hand-selected by the Board. This type of insularity at Argo is exactly what led the Company to the place it finds itself today.

Finally, given the CEO turnover and the recent reserve charge announcements, a full evaluation of all of Argo’s strategic alternatives is in order. While we do not prejudge the outcome of such a review, it is essential that it be conducted by a Board that shareholders can trust to act in their best interests rather than its own. There should be no ‘sacred cows’ in such a review and, again, we see no reason to believe that can occur without meaningful Board reform, including the departures of legacy Directors and the appointment of replacements identified by shareholders.

Even when forced to acknowledge that it has been asleep at the switch for decades – clearly, the SEC investigation finally appears to have forced its hand – the subsequent choices the Board made reveal that it once again placed its own interests ahead of those of shareholders. Until this Board is reconstituted, there will be no fundamental change at Argo.”

About Voce Capital Management LLC

Voce Capital Management LLC is a fundamental value-oriented, research-driven investment adviser founded in 2011 by J. Daniel Plants. The San Francisco-based firm is 100% employee-owned.

Media Contact:
Sloane & Company
Dan Zacchei / Joe Germani
(212) 486-9500
dzacchei@sloanepr.com / jgermani@sloanepr.com

[1] https://www.sec.gov/ix?doc=/Archives/edgar/data/1091748/000119312519284845/d831135d8k.htm